NEWS RELEASE Agrium settles dispute with Unocal: Agreement includes over $100 million in benefits to Agrium	04-014 Date: December 14, 2004 Contact: Investor/Media Relations: Richard Downey Phone (403) 225-7357 Contact us at: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today it has reached an agreement with Union Oil Company of California (Unocal) in its long-standing dispute over obligations under the Purchase and Sales Agreement, associated Earn-out obligations and gas supply issues for Agrium’s Kenai, Alaska nitrogen facility.

The key components of this settlement are:

•	It establishes a definitive gas supply obligation from Unocal to the Kenai facility up until October 31, 2005, with significant and clear remedies for non-performance.

•	Agrium receives $47-million in recognition of reduced gas deliveries, environmental and other liabilities.

•	Unocal agrees to settle all of the disputed Earn-out claims for $22-million. The saving to Agrium is $58-million to the end of 2004. This also resolves uncertainty related to Unocal’s claim that the Earn-out should be calculated on the basis of nameplate capacity rather than actual production.

•	This settlement represents a total positive impact of $105-million. This is in addition to the $50-million Agrium receives from Unocal in 2004 related to the Arbitration Panel ruling. This would bring the total for the year to over $150-million.

•	There will be no future claim for Earn-out which, based on current U.S. Gulf nitrogen prices and forecasted production levels, could have been at least an additional $75-million through 2005/2006.

Unocal is obligated to supply 34 BCF of gas through to October 31, 2005, on the same price basis as the current gas supply agreement. The new gas supply agreement would allow the plant to operate at an average rate of 66 percent through to October 31, 2005. This rate could be further augmented with third party gas purchases during 2005.

“This agreement delivers numerous important benefits for Agrium,” said Mike Wilson, President and CEO of Agrium. “One key advantage is that it clearly defines firm gas supplies from Unocal in 2005, with improved remedies for any non-performance. This was important given Unocal’s contested statement that they believed there was an effective $50-million cap on liquidated damages. The new gas supply agreement will enable us to continue to meet our ongoing customer requirements for nitrogen from Kenai for 2005, while we explore alternative gas supply arrangements beyond October 31, 2005. Given that global nitrogen markets are expected to remain tight, we anticipate strong profitability at Kenai in 2005. The agreement further enhances our financial position in 2005 given the elimination of all future Earn-out and associated litigation costs.”

“The agreement brings closure to what could have been a very long and drawn out court case,” said Mr. Wilson. “It enables us to operate through most of 2005, with increased clarity around operations for employees, customers, shareholders, as well as other potential gas suppliers. While Agrium remains committed to working with local gas suppliers to develop alternatives, the facility will close in November of 2005 unless alternate economic gas supplies are obtained.”

The estimated impact of the settlement will be a gain of $36-million pre-tax or $21-million after tax ($0.15 diluted earnings per share), which will be recorded in the fourth quarter of 2004. The $36-million pre-tax figure is net of the costs related to the expected closure of the facility, which will be accrued in the fourth quarter of 2004. As at November 30, 2004, the Kenai facility had a net book value of $14-million, which will be fully depreciated by November 2005 in the normal course of operations. In 2005, results for our Kenai facility will be positively impacted by security in gas supply and the absence of Earn-out and associated litigation expenses.

“I would like to recognize our employees and the community,” said Mr. Wilson. “To our employees, I appreciate your past and ongoing support and dedication. To the community, we appreciate your understanding. We look for your ongoing support as we continue to pursue alternative gas supplies.”

A conference call to review this press release will be held December 15th, 2004, beginning at 9:00 a.m. MST (11:00 a.m. EST). To listen to the conference call, dial (312) 461-9313. The confirmation code is 219699.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and of both nitrogen and natural gas prices, availability of gas at Kenai, future fertilizer inventory levels, future crop prices, and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.